Exhibit 99.1

Alibaba Group Announces Non-Binding Proposal to

Acquire All Outstanding Shares of Youku Tudou

Hangzhou, China, October 16, 2015 — Alibaba Group (NYSE:BABA) today announced that it made a non-binding proposal to the board of directors of Youku Tudou Inc. (NYSE:YOKU) (“Youku”) to acquire all outstanding shares of Youku, including shares represented by American depositary shares (“ADSs,” each representing 18 ordinary shares of Youku), that it does not already own for US$26.60 per ADS in an all-cash transaction.  The proposal is subject to satisfactory completion of due diligence by Alibaba and the negotiation of a mutually acceptable definitive merger agreement.  In May 2014, Alibaba made an initial strategic investment in Youku and owns 18.3% of the outstanding share capital of Youku based on Youku’s public filings.

Digital entertainment is core to Alibaba’s strategy of promoting consumption of virtual goods and services. The proposed transaction would expand the existing partnership between Alibaba and Youku, and would combine Alibaba’s unparalleled data-driven platforms in e-commerce, media and advertising with Youku’s market-leading digital video franchise to significantly accelerate Youku’s growth.  Youku’s large user base, especially in mobile, and its popular platforms with high user engagement would form one of the key pillars of Alibaba’s digital entertainment strategy.  Under Alibaba’s proposal, Youku’s founder, Victor Koo, would continue to lead the business as chairman and chief executive officer.

“We are pleased to submit the proposal to the Youku board of directors,” said Daniel Zhang, chief executive officer of Alibaba Group.  “We believe that the proposed transaction, with tighter integration of our resources, will help Youku achieve exciting growth in the years ahead by leveraging Alibaba’s assets in living-room entertainment, e-commerce, advertising and data analytics. Digital products, especially video, are just as important as physical goods in e-commerce, and Youku’s high-quality video content will be a core component of Alibaba’s digital product offering in the future.  I look forward to working with Victor and his leadership team to grow our combined digital entertainment business.”

“I’ve always admired what Victor has built,” said Alibaba Group executive chairman Jack Ma. “A closer partnership with Youku will give us the opportunity to support Victor and his leadership team to fulfill the dream of building the leading digital entertainment platform in China”.

Alibaba is making the proposal with the support of the founding shareholders of Youku, including Victor Koo, Chengwei Capital and their affiliates.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the announcement at 8:00 p.m. Hong Kong Time (8:00 a.m. U.S. Eastern Time) on October 16, 2015.

Details of the conference call are as follows:

International: +65 6713 5521

U.S.: +1 347 549 4095

U.K.: +44 203 713 5083

Hong Kong: +852 3018 6768

China: 400 624 0406 or 800 870 0531

Conference ID: 62411957

A webcast of this conference call will be available on Alibaba Group’s Investor Relations website located at http://alibabagroup.com/en/ir/home. A replay of the conference call will be available for one week (dial-in number: +61 2 9003 4211; conference ID: 62411957).

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

Contacts

Investor Relations Contact

Jane C. Penner

investor@alibabagroup.com

Media Contact

Robert Christie

917-8609410

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this earnings release is as of the date of this earnings release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Proposal

The proposal sent to the board of directors of Youku is set forth below:

October 16, 2015

The Board of Directors

Youku Tudou Inc.

7/F, Tower B, World Trade Center

No. 36 North Third Ring Road, Dongcheng District

Beijing 100029, People’s Republic of China

Dear Members of the Board of Directors:

Alibaba Group Holding Limited (“Alibaba,” “we,” or “us”) is pleased to submit this non-binding proposal to acquire all of the outstanding Class A and Class B ordinary shares of Youku Tudou Inc. (the “Company”) and American depositary shares (“ADSs”, each representing 18 Class A ordinary shares of the Company) not already owned by us in a going private transaction (the “Acquisition”) on the principal terms and conditions described in this letter.

We believe our proposal provides an attractive opportunity for the Company’s shareholders to realize superior value that is otherwise difficult for the Company to achieve as a stand-alone company.  The online video industry has become increasingly challenging, with an increasingly competitive landscape and higher content acquisition costs, as several larger Internet players in China have become major competitors to the Company.  We believe that Alibaba is uniquely positioned to partner with the Company to build a leading digital entertainment platform in China.  We contemplate that the Company’s founder, Victor Koo, would continue to lead the Company’s business as chairman and chief executive officer.

Our proposal of US$26.60 per ADS represents a premium of 30.2% to the closing price of the ADSs on October 15, 2015 and a premium of 44.5% to the volume-weighted average closing price of the ADSs during the last three (3) months.  Taking into account the Company’s net cash position as of June 30, 2015 as set forth in the Company’s public filings, our proposal represents a premium of 41.5% to the Company’s enterprise value based on the closing price of the ADSs on October 15, 2015 and a premium of 63.8% based on the volume-weighted average closing price of the ADSs during the last three (3) months.

We are confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

The key terms of our proposal are set forth below.

1.              Purchase Price. We propose to acquire all of the outstanding Class A and Class B ordinary shares of the Company and ADSs not already owned by us, at a purchase price equal to US$26.60 per ADS (or equivalent amount per Class A and Class B ordinary share, as the case may be), in cash, based on the Company’s share capital set forth in the Company’s public filings.

2.              Funding. We intend to fund 100% of the consideration payable in the Acquisition with our cash on hand.  Accordingly, our proposal would not be subject to any uncertainty or delay relating to any third-party financing.

3.              Support Agreement.  We, through our affiliate Alibaba Investment Limited, have entered into a support agreement with Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children’s Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC (collectively, the “Supporting Parties”), pursuant to which the Supporting Parties, solely and only in such Supporting Party’s capacity as beneficial owner of its shares of the Company, have agreed to vote all of the Class A and Class B ordinary shares of the Company and ADSs beneficially owned by them, respectively, in favor of the Acquisition and against any other transaction in competition or inconsistent with the Acquisition.  Based on the Company’s public filings, we and the Supporting Parties, collectively, own approximately 36.9% of the issued and outstanding shares of the Company representing approximately 59.3% of the total voting power thereof.

4.              Due Diligence. We are in a position to rapidly commence our due diligence immediately upon receiving access to the relevant materials.

5.              Definitive Agreements. We have engaged Simpson Thacher & Bartlett as our international legal counsel and Morgan Stanley Asia Limited as our financial advisor and are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type. We expect that the Definitive Agreements will be completed in parallel with our due diligence.

6.              Process. We believe that the Acquisition will provide superior value to the Company’s shareholders.  However, we recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse this proposal.  We expect that the Board will form an independent committee to evaluate our proposal, and Alibaba’s and the Supporting Parties’ representatives on the Board will recuse themselves from any deliberations with respect to the Acquisition.  We note that Alibaba has a right of first offer with respect to a change of control transaction involving the Company, including any merger or sale of the Company.  In the course of considering the Acquisition, you should be aware that Alibaba is interested only in pursuing the Acquisition and that Alibaba does not intend to sell its stake in the Company to any third party.

7.              Public Disclosure. To comply with United States securities laws requirements, we will be required to disclose the nature of this proposal, as well as a copy of this letter, in an amendment to our existing Schedule 13D to be filed with the Securities and Exchange Commission.

8.              Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that the parties proceed in a strictly confidential manner, except as otherwise required by law, until the execution of the Definitive Agreements or termination of our discussions in connection with the Acquisition.

9.              No Binding Commitment. This letter constitutes only a preliminary indication of the key terms of our proposal, and does not constitute any binding commitment with respect to the Acquisition. Any such commitment will be contained only in the Definitive Agreements and on the terms provided therein.

We will be very focused on completing the Acquisition and hope that you are interested in promptly proceeding in a manner consistent with our proposal. We believe that the Acquisition will provide a compelling opportunity for the Company’s shareholders to realize superior value on an expedited timeframe with a high degree of certainty of closing.

Should you have any questions concerning this proposal, please feel free to contact us at any time. We look forward to hearing from you.

[Signature page follows]

Sincerely,

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Joseph C. Tsai
Name:	Joseph C. Tsai
Title:	Executive Vice Chairman